Exhibit 99.10

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Registration Statement on Form 40-F (“Registration Statement”) of Wi-LAN Inc. of our report dated March 2, 2011, except as to note 19 which is as of April 26, 2011, relating to the consolidated  balance sheets as at December 31, 2010 and 2009 and the related consolidated statements of operations and deficit and cash flows for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Chartered Accountants
Licensed Public Accountants
Ottawa, Ontario